UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Furnished herewith are the proxy materials for the Annual General Meeting of Shareholders of Nova Minerals Limited (the “Company”) to be held virtually on Thursday, November 14, at 10.00 a.m. (Melbourne, Australia time) (the “Meeting”). Ordinary Shareholders will vote in accordance with the rules and procedures of the Australian Stock Exchange. For holders of American Depositary Shares (“ADS”), a record date has been set of Monday, October 7, 2024. Accordingly, ADS holders of record who hold ADSs on the books of The Bank of New York Mellon (the “Depositary”) at the close of business on Monday, October 7, 2024, will be entitled to vote by proxy ahead of the meeting, before 12:00 p.m. Eastern Standard Time on November 7, 2024, in accordance with the terms of the Depositary Agreement between the Company and the Depositary and the separate instructions which will be issued by the Depositary which are furnished as an exhibit with this Form 6-K.

The information in the attached Exhibits 99.1, 99.2, 99,3, 99.4 and 99.5 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits.

The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Form of Proxy Voting Form for Holders of Ordinary Shares
99,3	Letter to Shareholders
99.4	Voting Information Form for Holders of American Depositary Shares
99.5	Form of Proxy Card for Holders of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: October 15, 2024	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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